
Mail Stop 3561

April 2, 2010

<u>Via U.S. Mail</u>

William A. Smith II
Vice President, General Counsel and Secretary
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

Re: Metals USA Holdings Corp.
Amendment No. 8 to Registration Statement on Form S-1
Filed on March 26, 2010
File No. 333-150999

Dear Mr. Smith:

We have reviewed the amended registration statement and have the following additional comments. Please note that all page references below correspond to the marked version of your filing..

<u>Registration Statement on Form S-1</u>

<u>Prospectus</u>

<u>Summary Historical Consolidated Financial Data, page 14</u>

1. Refer to the Pro Forma presentation on page 16. Please provide us with a schedule of the adjustments to Total Liabilities as of December 31, 2009.

<u>Dilution, page 41</u>

2. We understand how you have derived your net tangible book deficit as of December 31, 2009. However, it is unclear how you calculated the net tangible book deficit per share of ($7.39) as of December 31, 2009. Please provide us with your calculation of this per share measure. We may have further comments upon

review of your response.

3. In addition, please supplementally reconcile the Pro Forma Total Stockholders' Equity balance from page 39 ($134.5 million) to the Pro Forma Net Tangible Book Value on page 41 ($66.0 million).

Liquidity and Capital Resources
Cash Flows, page 57

4. In the discussion of cash flow items for each year, it appears you have revised your discussion to describe your capital expenditures as related to "repair and maintenance". This description is not consistent with your stated accounting policy (page F-9) which represents that expenditures for repairs and maintenance are charged to expenses when incurred. In addition, it does not appear to be in accordance with GAAP. Please supplementally describe the significant components of your capital expenditures for each of the fiscal years presented. We may have further comments upon review of your response.

Financial Statements

Note 11. Stockholders' Equity, page F-28

5. Compare the disclosure here which states that as of November 28, 2005, you were authorized to issue 100,000,000 shares of common stock with disclosure on page S-6 which provides that the Certificate of Incorporation was amended to authorize an increase from 30,000,000 shares to 140,000,000 shares on March 19, 2010. Please clarify the inconsistency or advise.

Report of Independent Registered Public Accounting Firm, page F-2

6. We note the use of a "to be issued" modification to the accountant's report and assume this paragraph will be removed prior to effectiveness of the document, and that the related accountants' consent will be filed as well. If our assumption is not correct, please advise.

Exhibits List

7. Revise to remove the term "Form of" from the description of the legal opinion.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz LLP
        via facsimile: (212) 403-2000